FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 of 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2000


                             CommTouch Software Ltd.
                 (Translation of registrant's name into English)


         6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X       Form 40-F
                                 -----                -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No   X
                                  -----     -----

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

PART I.           OTHER INFORMATION

         Item 14. Exhibit 99

             Exhibit           Description of Document
             -------           -----------------------
               99              February 14, 2000 Press Release:  "Commtouch Adds
                               ThinkLink's   Unified   Messaging   and  Enhanced
                               Telephony  Services  into   Comprehensive   Email
                               Outsourcing Platform"





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE, LTD.


                                            ------------------------------------
                                                      (Registrant)

Date
     ----------------------
By
  ----------------------------------
James E. Collins
Chief Financial Officer


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